Mail Stop 4561

February 1, 2008

Robert Zysblat, President
Propalms, Inc.
The Maltings Castlegate, Unit 7
Malton, N. Yorkshire
United Kingdom Y017 7DP

     Re: **Registration Statement on Form 10-SB/A**
            Filed January 16, 2008
            File No. 000-52980

Dear Mr. Zysblat:

     We have limited our review of the above referenced filing to the matters addressed by the following comments. We think you should revise your document in response to these comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 2. Management's Discussion and Analysis or Plan of Operation

Cautionary Statement Identifying Important Factors…

1.   We note your reference to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 in connection with your forward looking statement information. Please delete the reference or modify your disclosure to clarify that the safe harbor is not applicable to the statements included in this registration statement. See paragraphs (a)(1) and (b)(1)(C) of Section 21E of the Securities Exchange Act of 1934.

Item 5. Directors and Executive Officers, Promoters and Control Persons

General

2.   Modify your disclosures to identify the person serving as your Controller/ Chief Financial Officer and provide background and compensation information as appropriate.

Background of Directors and Executive Officers

3.   Please provide dates for the employment history of your director, Nakul Sood.

Item 6. Executive Compensation

4.   The table presented under this heading does not conform to the current requirements of paragraph (b) of Item 402 of Regulation S-B. Please revise your disclosure to include the required disclosure. Among other matters, the summary compensation table must provide a total column. For details regarding the changes to Items 402 and 404 of Regulation S-B, see Commission Release No. 33-8732A.

5.   Please update your executive compensation section to provide disclosure for the fiscal years ended January 31, 2007 and January 31, 2008. In this regard, your revised disclosure should include, but not be limited to the following:

- Provide an updated summary compensation table to disclose compensation consistent with the disclosure provided in Note 12 of the Consolidated Financial Statements; and

- Disclose whether you have granted any equity compensation and, if so, provide the required narrative and tabular disclosures;

Employment Agreements

6.   Please submit the employment agreements with your executive officers as exhibits. See Item 601(b)(10)(ii)(A) of Regulation S-B.

Consolidated Financial Statements

Consolidated Statements for the Three and Nine Months Ended October 31, 2007

7.   We note that you have attached interim financial statements as exhibits to this filing. Financial statements should not be presented as exhibits. Please include your financial statements for the period ended October 31, 2007 in Part F/S of the filing. You may achieve this either by integrating the financial statements or by presenting the financial statements for the period ended October 31, 2007 following the presentation of the financial statements previously provided.

In addition to the above comments, please modify your document to use a sequential page numbering system. Also, please note that each amendment to a registration statement must be numbered consecutively in the order in which filed and such number should be noted on the cover sheet. See Securities Act Rule 470.

*****

You are advised that the registration statement will become effective through operation of law on February 11, 2008, and, if it becomes effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. If you are unable to file an amendment to make the revisions discussed in the preceding comments prior to the effective date, you should withdraw the Form 10-SB and thereafter file a new document when you are able to respond to the comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

If you have any questions, please call LaTonya Reynolds at (202) 551-3535. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Facsimile: (407) 328-9703</u>
       Mark Murphy
       Controller and Chief Financial Officer
       Propalms, Inc.